UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ProPetro Holding Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74347M108

(CUSIP Number)

James R. Chapman

Vice President, Tax and Treasurer

Exxon Mobil Corporation

22777 Springwoods Village Parkway

Spring, Texas 77389

(972)-940-6000

with copies to:

Louis L. Goldberg

H. Oliver Smith

Shanu Bajaj

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212)-450-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74347M108
1.	Names of Reporting Persons. Exxon Mobil Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING P ERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,600,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,600,000(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,600,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 109,523,281 shares of Common Stock outstanding as of February 26, 2024, as reported in ProPetro Holding Corp.’s (the “Issuer”) definitive proxy statement on Schedule 14A filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2024.

CUSIP No. 74347M108
1.	Names of Reporting Persons. Pioneer Natural Resources Company(1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,600,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,600,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,600,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Pioneer Natural Resources Company, a Delaware corporation (“Pioneer”), is a direct wholly owned subsidiary of Exxon Mobil Corporation (“Exxon Mobil”).

(2)	Based on 109,523,281 shares of Common Stock outstanding as of February 26, 2024, as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on March 21, 2024.

CUSIP No. 74347M108
1.	Names of Reporting Persons. Pioneer Natural Resources USA, Inc.(1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,600,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,600,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,600,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	Pioneer Natural Resources USA, Inc., a Delaware corporation (“Pioneer USA”), is a direct wholly owned subsidiary of Pioneer.

(2)	Based on 109,523,281 shares of Common Stock outstanding as of February 26, 2024, as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on March 21, 2024.

CUSIP No. 74347M108
1.	Names of Reporting Persons. Pioneer Natural Resources Pumping Services LLC(1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,600,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,600,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,600,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Pioneer Natural Resources Pumping Services LLC, a Delaware limited liability company (“Pioneer Pumping Services” and, together with Exxon Mobil, Pioneer and Pioneer USA, the “Reporting Persons”), is a direct wholly owned subsidiary of Pioneer USA.

(2)	Based on 109,523,281 shares of Common Stock outstanding as of February 26, 2024, as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on March 21, 2024.

Explanatory Note

This Amendment No. 1 (this “Amendment”) is being filed by Exxon Mobil Corporation (“Exxon Mobil”), Pioneer Natural Resources Company (“Pioneer”), Pioneer Natural Resources USA, Inc. (“Pioneer USA”) and Pioneer Natural Resources Pumping Services LLC (“Pioneer Pumping Services” and, together with Exxon Mobil, Pioneer and Pioneer USA, the “Reporting Persons”), and amends the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 7, 2019 (the “Schedule 13D”), by Pioneer, Pioneer USA and Pioneer Pumping Services relating to shares of common stock, par value $0.001 per share (“Common Stock”), of ProPetro Holding Corp., a Delaware corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

On May 3, 2024 (the “Closing Date”), Exxon Mobil completed its acquisition of Pioneer pursuant to the terms and conditions of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 10, 2023, by and among Exxon Mobil, Pioneer and SPQR, LLC, a Delaware limited liability company and a wholly owned subsidiary of Exxon Mobil (“Merger Sub”). Under the Merger Agreement, on the Closing Date, Merger Sub merged with and into Pioneer, with Pioneer surviving as a direct wholly owned subsidiary of Exxon Mobil (the “Merger”).

Item 2. Identity and Background.

Item 2 is hereby amended and supplemented as follows:

On the Closing Date, Exxon Mobil completed its acquisition of Pioneer pursuant to the terms and conditions of the Merger Agreement. Under the Merger Agreement, on the Closing Date, Merger Sub merged with and into Pioneer, with Pioneer surviving as a direct wholly owned subsidiary of Exxon Mobil.

This Amendment is being filed to add Exxon Mobil as a Reporting Person. The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

This Amendment is being filed jointly by the following Reporting Persons:

•	Exxon Mobil, a New Jersey corporation, whose principal business involves the following: exploration for, and the production of, crude oil and natural gas; the manufacture, trade, transport and sale of crude oil, natural gas, petroleum products, petrochemicals and a wide variety of specialty products; and the pursuit of lower-emission business opportunities, including carbon capture and storage, hydrogen and biofuels. The principal business address of Exxon Mobil is 22777 Springwoods Village Parkway, Spring, Texas 77389.

•	Pioneer, a Delaware corporation and a wholly owned subsidiary of Exxon Mobil, is a large oil and gas exploration and production company that explores for, develops and produces oil, natural gas liquids and gas within the United States, with operations primarily in the Permian Basin in West Texas. The principal business address of Pioneer is 777 Hidden Ridge, Irving, Texas 75038.

•	Pioneer USA, a Delaware corporation, is a wholly owned subsidiary of Pioneer. The principal business address of Pioneer USA is 777 Hidden Ridge, Irving, Texas 75038.

•	Pioneer Pumping Services, a Delaware limited liability company, is a wholly owned subsidiary of Pioneer USA. The principal business address of Pioneer Pumping Services is 777 Hidden Ridge, Irving, Texas 75038.

Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address, principal occupation or employment and the name, principal business and citizenship of each of the directors and executive officers of the Reporting Persons.

During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to include the following:

As described above, on the Closing Date, Exxon Mobil and Pioneer consummated the Merger, as a result of which Exxon Mobil became the ultimate beneficial owner of the Common Stock of the Issuer, as set forth in Item 5 below.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)  The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 109,523,281 shares of Common Stock outstanding, as reported on the Issuer’s definitive proxy statement on Schedule 14A filed with the SEC on March 21, 2024.

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Ownership in the Issuer
Exxon Mobil	16,600,000	15.2%
Pioneer	16,600,000	15.2%
Pioneer USA	16,600,000	15.2%
Pioneer Pumping Services	16,600,000	15.2%

(b)  The number of shares of Common Stock as to which each Reporting Person has:

(i) sole power to vote or to direct the vote;

(ii) shared power to vote or to direct the vote;

(iii) sole power to dispose or to direct the disposition; or

(iv) shared power to dispose or to direct the disposition.

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Exxon Mobil	0	16,600,000	0	16,600,000
Pioneer	0	16,600,000	0	16,600,000
Pioneer USA	0	16,600,000	0	16,600,000
Pioneer Pumping Services	0	16,600,000	0	16,600,000

(c)  Except for the transactions contemplated by the Merger Agreement, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

(d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented to include the following:

As described above, on the Closing Date, Exxon Mobil and Pioneer consummated the Merger, as a result of which Exxon Mobil became the ultimate beneficial owner of the Common Stock of the Issuer, as set forth in Item 5 above. In connection with the Merger, Pioneer Pumping Services notified the Issuer that, effective as of the Merger, Mark S. Berg is no longer Pioneer Pumping Services’ designee to the Issuer’s board of directors. Exxon Mobil understands that the Issuer may determine that Mr. Berg will continue as a director of the Issuer, but not as a designee of Pioneer Pumping Services. Pursuant to its rights under the Investor Rights Agreement between Pioneer Pumping Services and the Issuer, Pioneer Pumping Services will appoint a replacement director designee in the coming days.

On May 3, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.5 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented to include the following:

Exhibit No.	Description
99.5	Joint Filing Agreement, dated as of May 3, 2024, among Exxon Mobil Corporation, Pioneer Natural Resources Company, Pioneer Natural Resources USA, Inc. and Pioneer Natural Resources Pumping Services LLC.

[The remainder of this page is intentionally left blank. The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2024

EXXON MOBIL CORPORATION

By:	/s/ Liam M. Mallon
Name:	Liam M. Mallon
Title:	Vice President

PIONEER NATURAL RESOURCES COMPANY

By:	/s/ Alex V. Volkov
Name:	Alex V. Volkov
Title:	Executive Vice President

PIONEER NATURAL RESOURCES USA, INC.

By:	/s/ Alex V. Volkov
Name:	Alex V. Volkov
Title:	Executive Vice President

PIONEER NATURAL RESOURCES PUMPING SERVICES LLC

By:	/s/ Alex V. Volkov
Name:	Alex V. Volkov
Title:	President

Annex A

DIRECTORS AND EXECUTIVE OFFICERS OF

EXXON MOBIL CORPORATION

The following table sets forth certain information with respect to the directors and executive officers of Exxon Mobil Corporation. The business address of each director and executive officer of Exxon Mobil Corporation is 22777 Springwoods Village Parkway, Spring, TX 77389.

Name	Present Principal Occupation or Employment	Citizenship

Michael J. Angelakis (Director)	Chairman & Chief Executive Officer, Atairos Group	United States
Angela F. Braly (Director)	Former Chairman, President and Chief Executive Officer of WellPoint Inc. (formerly known as Anthem, Inc. and now known as Elevance Health, Inc.)	United States
Gregory J. Goff (Director)	Former Executive Vice Chairman, Marathon Petroleum Corporation	United States
John D. Harris II (Director)	Former Chief Executive Officer of Raytheon International, Inc.	United States
Kaisa H. Hietala (Director)	Co-founder and Chair, Greencode Ventures Oy; Partner, New Sustainability Oy	United States
Joseph L. Hooley (Director)	Former Chairman, President and Chief Executive Officer of State Street Corporation	United States
Steven A. Kandarian (Director)	Former Chairman, President and Chief Executive Officer of MetLife, Inc.	United States
Alexander A. Karsner (Director)	Senior Strategist, X (formerly Google X) Alphabet’s Moonshot Factory	United States
Lawrence W. Kellner (Director)	President, Emerald Creek Group, LLC	United States
Dina Powell McCormick (Director)	Vice Chairman, President & Global Head of Client Services, BDT & MSD Partners	United States
Jeffrey W. Ubben (Director)	Founder, Portfolio Manager, and Managing Partner, Inclusive Capital Partners, L.P.	United States
Darren W. Woods (Director, Chief Executive Officer and President)	Chairman of the Board & Chief Executive Officer and President, Exxon Mobil Corporation	United States
Maria S. Dreyfus (Director)	Chief Executive Officer, Ardinall Investment Management	United States
Kathryn A. Mikells	Senior Vice President and Chief Financial Officer, Exxon Mobil Corporation	United States
Neil A. Chapman	Senior Vice President, Exxon Mobil Corporation	United States
Jack P. Williams, Jr	Senior Vice President, Exxon Mobil Corporation	United States
Karen T. McKee	President, ExxonMobil Product Solutions Company	United States

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF

PIONEER NATURAL RESOURCES COMPANY

The following table sets forth certain information with respect to the directors and executive officers of Pioneer Natural Resources Company. The business address of each director and executive officer of Pioneer Natural Resources Company is 777 Hidden Ridge, Irving, Texas 75038.

Name	Present Principal Occupation or Employment	Citizenship

Barton P. Cahir (Director)	Senior Vice President, ExxonMobil Upstream Company	United States
Denene M. Hooper (Director)	Controller, ExxonMobil Upstream Company	United States
Richard P. Dealy (Director)	President and Chief Executive Officer, Pioneer Natural Resources Company	United States
Alex V. Volkov	Executive Vice President, Corporate Operations, Pioneer Natural Resources Company	United States & Russia
Kate L. Blaine	Executive Vice President, General Counsel & Assistant Secretary, Pioneer Natural Resources Company	United States
Lazaro Cosma	Executive Vice President, Strategic Planning, Field Development, Pioneer Natural Resources Company	United States
Martin F. Miller	Executive Vice President, Business Services, Chief Financial Officer and Treasurer, Pioneer Natural Resources Company	United States
James (Keith) Underwood	Executive Vice President, Operations, Pioneer Natural Resources Company	United States

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF

PIONEER NATURAL RESOURCES USA, INC.

The following table sets forth certain information with respect to the directors and executive officers of Pioneer Natural Resources USA, Inc. The business address of each director and executive officer of Pioneer Natural Resources USA, Inc. is 777 Hidden Ridge, Irving, Texas 75038.

Name	Present Principal Occupation or Employment	Citizenship

Barton P. Cahir (Director)	Senior Vice President, ExxonMobil Upstream Company	United States
Denene M. Hooper (Director)	Controller, ExxonMobil Upstream Company	United States
Richard P. Dealy (Director)	President and Chief Executive Officer, Pioneer Natural Resources USA, Inc.	United States
Lazaro Cosma	Executive Vice President, Strategic Planning, Field Development, Pioneer Natural Resources USA, Inc.	United States
Alex V. Volkov	Executive Vice President, Corporate Operations, Pioneer Natural Resources USA, Inc.	United States & Russia
Kate L. Blaine	Executive Vice President, General Counsel & Assistant Secretary, Pioneer Natural Resources USA, Inc.	United States
James (Keith) Underwood	Executive Vice President, Operations, Pioneer Natural Resources USA, Inc.	United States
Martin F. Miller	Executive Vice President, Business Services, Chief Financial Officer and Treasurer, Pioneer Natural Resources USA, Inc.	United States

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF

PIONEER NATURAL RESOURCES PUMPING SERVICES LLC

The following table sets forth certain information with respect to the directors and executive officers of Pioneer Natural Resources Pumping Services LLC. The business address of each director and executive officer of Pioneer Natural Resources Pumping Services LLC is 777 Hidden Ridge, Irving, Texas 75038.

Name	Present Principal Occupation or Employment	Citizenship

Alex V. Volkov (Director)	President, Pioneer Natural Resources Pumping Services LLC	United States & Russia
Kate L. Blaine (Director)	Executive Vice President, General Counsel and Assistant Secretary, Pioneer Natural Resources Pumping Services LLC	United States
Martin F. Miller (Director)	Executive Vice President and Treasurer, Pioneer Natural Resources Pumping Services LLC	United States